Hong Kong iMail (Monday, 22nd April 2002)

To: The U.S. Securities & Exchange Commission

02 MAY -8 AM 10:03

02028877

SUPPL

82-1072

Television Broadcasts Limited

(Incorporation in Hong Kong with limited liability)

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS WAIVER APPLICATION

Era Films through its agent, Red River, has purchased from TVB advertising airtime available on TVB's channels in Hong Kong subject to the terms and conditions of the Rate Card published by TVB and TVB will continue to sell advertising airtime to Era Films.

Era Films and Red River are connected persons of TVB. Accordingly, the Transaction constitutes a connected transaction of TVB under the Listing Rules.

As the Transaction is to take place on an ongoing basis in accordance with the terms of the applicable Rate Card, TVB has applied to the Stock Exchange for a conditional waiver from strict compliance with the requirements of the Listing Rules to issue further press announcements in respect of the Transaction for each of the subsequent financial years subject to a cap amount of HK$5,000,000 and other conditions as set out in the section headed "Continuing Connected Transactions: Waiver Conditions" in this announcement.

Details of the Transaction will be included in the next published annual report and accounts of TVB.

THE TRANSACTION

Era Films (Hong Kong) Limited ("Era Films") through its agent, Red River Agents Limited ("Red River"), has purchased from Television Broadcasts Limited ("TVB") advertising airtime available on TVB's channels in Hong Kong subject to the terms and conditions set out in the rate card ("Rate Card") published by TVB to all advertisers from time to time. Income received by TVB by selling advertising airtime to Era Films from 1 January 2002 to 31 March 2002 was HK$977,535.26.

TVB will, as part of its ordinary and usual course of business, continue to sell advertising airtime to Era Films through Red River from time to time on normal commercial terms ("Transaction").

REASONS FOR THE TRANSACTION

Income from sale of advertising airtime forms the major part of TVB's turnover. By selling advertising airtime to Era Films, TVB is able to generate income for the operation and business of the company.

PRINCIPAL ACTIVITIES OF TVB, ERA FILMS AND RED RIVER

TVB is principally engaged in television broadcasting, programme production and other broadcasting related activities. Era Films is in the business of distribution and sale of films and audio visual products. Red River is in the business of media advertising agency.

CONTINUING CONNECTED TRANSACTIONS: WAIVER CONDITIONS

On 18 April 2002, TVB applied to The Stock Exchange of Hong Kong Limited ("Stock Exchange") for a conditional waiver from strict compliance with the requirements of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules") to issue further press announcements for the Transaction for each of the subsequent financial years in respect of the continuing connected transactions thereunder (because it is burdensome to issue a press announcement in relation to the Transaction in each of the subsequent financial years). If granted, the waiver will be conditional on the basis that the aggregate amount of the Transaction for each financial year of TVB shall not exceed the cap amount of HK$5,000,000 ("Cap Amount") and will also be subject to the following conditions:

(a) the Transaction shall be:

  (i) entered into in the ordinary and usual course of business of TVB;

  (ii) conducted either (A) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (B) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of TVB are concerned; and

  (iii) entered into in accordance with the terms of the applicable Rate Card;

(b) the aggregate amount of the Transaction for each financial year of TVB shall not exceed the cap amount of HK$5,000,000;

(c) the independent non-executive directors of TVB shall review the Transaction annually and confirm in TVB's next annual report that it was conducted in the manner as stated in paragraphs (a) and (b) above;

(d) TVB's auditors shall review the Transaction annually and confirm in a letter (the "Letter") to the directors of TVB (a copy of which shall be provided to the Listing Division of the Stock Exchange) stating whether:

  (i) the Transaction has received the approval of TVB's board of directors;

  (ii) the Transaction is in accordance with any relevant pricing policies as stated in TVB's financial statements;

  (iii) the Transaction has been entered into in accordance with the terms of the applicable Rate Card; and

  (iv) the Cap Amount has been exceeded;

  and where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the directors of TVB shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the Transaction in each financial year shall be disclosed as required under Rule 14.25(1) (A) to (D) of the Listing Rules in the annual report of TVB for that financial year together with a statement of the opinion of the independent non-executive directors and the auditors of TVB referred to in paragraphs (c) and (d) above;

(f) TVB shall provide to the Stock Exchange an undertaking that, for so long as TVB's shares are listed on the Stock Exchange, it will provide TVB's auditors with full access to its relevant records for the purpose of the auditors' review of the Transaction referred in paragraph (d) above.

If the Cap Amount is exceeded, or if TVB enters into new arrangement or transaction with Era Films and/or Red River in the future, TVB will comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of this letter on transactions of the kind to which the Transaction belongs including, but not limited to, a requirement that such Transaction be made conditional on approval by the independent shareholders of TVB, TVB must take immediate steps to ensure compliance with such requirements within a reasonable time.

IMPLICATIONS UNDER THE LISTING RULES

Era Communications Co. Ltd. ("Era") indirectly holds 56.25% interest in Era Films and Red River; therefore making Era Films and Red River associates of Era which is a substantial shareholder (30%) of Liann Yee Production Co. Ltd., a 70% owned subsidiary of TVB. Era Films and Red River are accordingly connected persons as defined in the Listing Rules and the Transaction constitutes a connected transaction for TVB.

The aggregate value of the consideration payable to TVB by Era Films per annum pursuant to the Transaction will be less than 3% of the net tangible assets of the consolidated accounts of TVB. Accordingly, no shareholder approval is required and the Transaction is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the Transaction are fair and reasonable and in the interests of the independent shareholders and TVB and that the Transaction was entered into and will be entered into in the ordinary and usual course of business of TVB and on normal commercial terms. Details of the Transaction will be included in the next published annual reports and accounts of TVB pursuant to Rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Chun Fai
Company Secretary

19 April 2002, Hong Kong